OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

StayblGear LLC

10645 N Tatum Blvd #288
Phoenix, AZ 85028

www.stayblcam.com

10000 units of Class B Member Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 Class B Member Units ($107,000)

Minimum 10,000 Class B Member Units ($10,000)

Company	StayblGear LLC
Corporate Address	10645 N Tatum Blvd #288, Phoenix AZ 85028
Description of Business	StayblGear (DBA StayblCam) manufactures and sells consumer grade video stabilizers and mobile videography euqipment via online and offline retail channels
Type of Security Offered	Class B Member Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250

Investor Perks

$1,000+ If you invest $1,000 or more, you will receive a lifetime 10% store discount on all future purchases at StayblCam.com (excluding volume/bulk orders exceeding 5 or more of the same item)

$2,500+ If you invest $2,500 or more, you will receive the perk above, plus a free *StayblCam* and accessory pack.

$5,000+ If you invest $5,000 or more, you will receive the perks above, plus a free *StayblCam 1X*, and *StayblCam 3x* stabilizer.

$10,000+ If you invest $10,000 or more, you will receive the perks above, and access to personal phone or Skype calls with CEO and StayblCam inventor Eskil Nordhaug.

$25,000+ If you invest $25,000 or more, you will receive all of the above, plus a personal dinner meeting with CEO and inventor Eskil Nordhaug. Get VIP exclusive, first looks into the future products we are patenting and developing in the VR and mobile accessory space at our Scottsdale, Arizona office. Lodging and transportation not included.

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

StayblGear (DBA StayblCam) manufactures and sells consumer grade video stabilizers and mobile videography equipment via online and offline retail channels. The company's flagship product, the StayblCam, is a patented video stabilizers for smartphones and other compact cameras, with unique functionality such as being collapsible, waterproof, and extendable (telescopic).

Sales, Supply Chain, & Customer Base

To date, the majority of sales have come from online sales through the company's website (www.stayblcam.com), and its listing on Amazon.com. However, more sales channels including retail, B2B partnerships, school programs, etc. will expand the reach of sales to a worldwide audience. The StayblCam is suited just as well for amateur videographers as it is for the business and professional market. This because it is low maintenance, easily portable/collapsible, easy to use,and affordable for most. Our customers are all ages - 60% male and 40% female - using it for both personal and professional purposes.

Competition

There are other video stabilizers in the market, ranging from the very cheap "grip"handles – to the expensive and electronic "gimbal" stabilizers. Competing electronic gimbal stabilizers (priced at $120 - $400) are popular, but aside from pricing have several other shortcomings against the $75, mechanical StayblCam:

- They are **not** waterproof, and are fragile and prone to breakage and/or electronic malfunction
- They inherently do not and will not have the **flexible, physical range of movement** that the StayblCam has with its telescopic design
- The majority of them are designed for either a smartphone or an action camera, **rarely both**. And if they support both, they usually does only one of them well. The StayblCam handles it all the same, **even 360 cameras**, which the gimbals still cannot do.
- Battery life is still a big issue with them. With an electronic gimbal stabilizer, you can record for **2-3 hours at most** and then you need to recharge somewhere.

The StayblCam can go as long as your phone or camera can.

Liabilities and Litigation
None

The team

Officers and directors

Eskil Nordhaug	CEO & Founder / Manager

Eskil Nordhaug
As product developer and creator of the StayblCam - Eskil is the CEO of StayblGear - focused on growing the StayblCam product line into a worldwide recognizable brand in the consumer gadgets and electronics accessories market. Eskil has held the position of CEO and Manager since the company's launch in 2014.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We will need more people to join the company** We will need additional employees to handle the growth and demands of day to day operations, 24x7 customer service, and sales personnel. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.
- **We partially rely on some third parties to operate the business** We rely on third party suppliers for some of the parts used in production of the StayblCam. Even though we have overcome most of these issues, and we are now establishing backup suppliers and manufacturing partners – it is still possible that we will experience delays, defects, errors, or other problems with their work that will materially delay or impact our operations. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third party services for essential business functions including manufacturing, shipping, accounting, and legal work. As with any business relying on third party services, it is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner.
- **If we raise only $100,000 in this offering, we may need to raise additional funds in order to meet high demands and scale further** We estimate that we will require at least $200,000 to produce an inventory buffer to keep up with demand of the StayblCam worldwide. If we are unable to do so, we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **We are an early stage company** If you are investing in this company, it's because

you think this is a good idea, and that the company can produce enough of the product(s) to serve the high demands. You are taking these things on faith, because in business - it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to execute our planned operations or failing to profitably operate the business.

- **The Company is controlled by its officers and other shareholders** The Company's chief executive officer currently owns all of the Company's voting units (Class A units), and will continue to hold a majority of the Company's voting units. As a result, if investors in this offering receive equity, they will not have the ability to control a vote by the shareholders.
- **You can't easily resell the securities** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one.
- **Any valuation at this stage is difficult to assess** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert.
- **Our current or future production processes could run into manufacturing defects.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that our manufacturer(s) may introduce assembly defects during the manufacturing process, triggering a recall. If a major recall was ever to take place, it could become costly and set back the production cycle.
- **We could fail to achieve the growth rate we expect in this product category even with additional investments** We expect to generate a significant amount of growth from the investments we receive in this offering. However, it is possible that market growth will not be as significant as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the

right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eskil Nordhaug, 100.0% ownership, Class A Member Units

Classes of securities

- Class A Member Units: 2,000,000

    There are classes of Members, Class A and B. "Membership Interest" shall mean a Member's entire interest in the Company including the Units such Member owns, the Economic Interest associated with such Units, the right to Vote associated with such Units, and such other rights and privileges that the Member may enjoy by being a Member.

    Voting Rights

    Class A Members will hold Class A Membership Interests. Class A Membership Interests will be entitled to vote on all matters pesented to the Company's Members for approval.

    Rights to Receive Liquidation Distributions

    Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units.

    Rights and Preferences

    The rights, preferences and privileges of the holders of the company's Class A Member Units are subject to and may be adversely affected by, the rights of the holders of shares of our Class B Member Units, and any additional classes of Member Units that we may designate in the future.

- Class B Member Units: 0

    There are classes of Members, Class A and B. "Membership Interest" shall mean a Member's entire interest in the Company including the Units such Member owns, the Economic Interest associated with such Units, the right to Vote associated with such Units, and such other rights and privileges that the Member may enjoy by being a Member.

Voting Rights

The holders of Non-voting Class B Member Units are not entitled to vote on any matter except as required under applicable law.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Member Units are subject to and may be adversely affected by, the rights of the holders of shares of our Class A Member Units, and any additional classes of Member Units that we may designate in the future.

What it means to be a Minority Holder

As a Holder of Class B Member units, you will not be entitled to any votes. Even upon conversion of your units into Class A Member units, you will still be a minority holder, and you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company's first full year of operation was **2015**. During that year we were mainly focused on making sure that we had a solid manufacturing process in place, with proper routines and quality assurance. 2015 also saw us moving from our original manufacturer to our current one – establishing better routines and the new manufacturer being responsible for sourcing of parts. Revenue and sales throughout this year was only coming in steadily from organic traffic to the website – as we wanted to make sure the production quality and capacity would be ready for the the first advertising and marketing campaigns we would launch the following year.

Sales would have been higher in Q1 2016, but were stunted by limited output produced by the manufacturer who ran into capacity/staffing issues at the time. In a meeting with the manufacturer in April, they assured us increased focus on quality control and increased production volume. **By the spring of 2016, minor production issues and quality concerns had been ironed out, and we were now ready to begin actively advertise the StayblCam.**

Our advertising campaigns on Facebook were profitable from day one, with a **high conversion rate** (7-9%conversion rate from Facebook Ads) to the website, **low CPA**, and **good margins** on each sale. Despite only targeting a small demographic audience in these first test campaigns (only 2M people targeted), the StayblCam sales quickly rose by every month in the summer, **peaking at $235,000 in sales for the month of August 2016.**

During the summer, profits were used to reinvest into the business. Investments were made in new extrusion die tools, sonic welding horns, new pad printing process, etc. Some larger loan payments were also made to clear out parts of older debt, and some of the summer earnings were used to purchase inventory of other complimentary products such as the StayblCam 3X and StayblCam 1X products.

The positive and profitable sales trajectory would have continued and increased even more rapidly towards the 2016 holiday shopping season – however, a couple of major production setbacks prevented this from happening:

By late summer of 2016, one of our key parts suppliers delivered a large order of scratched, scuffed, and unevenly cut (unusable) parts - causing a massive setback in our assembly. To make matters worse - our manufacturer themselves repeatedly ran into staffing issues, leading to even further setbacks in the output we expected. This led to a growing backlog, which eventually started aging. Eventually, and understandably, customers became impatient, leading to an increase in cancellations, refunds, and charge backs. The inevitable inability to ship,combined with customer charge backs, triggered Paypal to freeze our account,which held a very large portion of our funds. These funds were supposed to pay our manufacturer and handle refunds. Naturally, this left us in a real"catch 22" situation.

Without any of the production setbacks, one-time costs, and resulting large amount of cancellations and refunds, profits would have increasingly climbed following August. Especially since there would have been no further large loan repayments, one time equipment purchases, etc. Considering also the holiday season, the net profit for 2016 would have been an estimated $300,000 - $400,000.

Financial Milestones

Due to the setback in production, not much revenue has been generated in 2017. However - beginning in Fall 2017, with money raised through this funding round we plan on going back in full force with manufacturing and sales, to continue where we left off last year. We will rebuild excess inventory to meet the large and growing demand, and scale up both our B2B partnerships and our marketing campaigns for consumer sales. Positive net income will once again resume by Q4, and we are currently forecasting 2018, 2019, and 2020 revenues of $4.8 million, $7.2 million, and $10.7 million respectively.

Forecasts are based on our already proven and established sales history. The $4.8M forecast for the first 12 months after this raise (for 2018) and considers ONLY;

- US sales only (Facebook and Instagram PPC)
- Manufacturing costs not optimized (will come down 25%-50%)
- Not including Amazon EU sales
- Not including disitribution into retail, domestically and internationally
- Not including scaled advertising through performance-based marketing networks
- Not including sales of new patents and products

Following that - we expect approximately 50% growth year over year 2018-2020 based on:

- Paid advertising expanding into other countries and regions
- Manufacturing costs lowered further due to volume, allowing for more inventory/scale
- Amazon sales expanding into EU and Japan
- Expanded disitribution into retail, domestically and internationally
- Scaled advertising through performance-based marketing networks
- Sales including new patents and products
- Further expanded advertising and promotional efforts

Liquidity and Capital Resources

With funds from this round, the company will get the manufacturer fully operational again, and resume production and advertising to previous levels and beyond. As soon as the minimum amount is raised, we can immediately pay the manufacturer to restart production, which in turn will give us new units to ship.

In addition to funds raised in this round within the minimum and maximum goals, the majority of new profits will be re-invested into growth of sales and scale of the business, as shown in the example below:

Path to profitability

Upon receiving first $10,000 (minimum goal)

Manufacturer can resume manufacturing. Third party services are restarted and staff gets back to work.

Next $10,000

Order backlog is shipped out, and sales revenue (worth $11,000) from customers on waiting list are collected.

Next $20,000

Backlog of refunds are paid to customers who have been waiting. New inventory is sent to Amazon, and Facebook ads can start up again. Sales resume on website and Amazon. We will do a holiday promo push for the StayblCam as well as our other products.

$40,000 from new sales now possible, earning $20,000 profit

Next $30,000

Further inventory is being produced and sales collaboration with Otterbox can begin. Facebook ads can begin scaling up to previous levels, and Amazon sales will increase accordingly
$80,000 from new sales now possible, earning $50,000 profit

Next $50,000

Earnings from sales are continually re-invested in growth.
$150,000 from new sales now possible, earning $90,000 profit

Indebtedness

The company currently has short-term debt to a few small lenders (credit cards, etc) of $67,351

Recent offerings of securities

None

Valuation

$2,000,000.00

The price of the units merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$3,000	$6,000
Professional Fees	$500	$1000
Net Proceeds	$6,500	$100,000
Use of Net Proceeds:		

Production / Inventory	$3,000	$70,000
Marketing	$1,000	$20,000
Working Capital	$2,500	$10,000
Total Use of Net Proceeds	$6,500	$100,000

We are seeking to raise a minimum of $10,000 and up to $107,000 in this first round offering through Regulation Crowdfunding. If we get close to $100,000, we will amend the campaign at StartEngine so as to raise additional funds up to $1,070,000, at which point the Use of Proceeds table will be updated with a more comprehensive budget plan.

Use of Net Proceeds:

For the first round up to $107,000, we need to allocate most of the funds to rebuild our inventory. The Company already has parts enough to build around 2000 units, but with extra funds allocated for production this will allow us to produce a sufficient number of units to resume sales and cash flow.

The other key to re-establishing the cash flow is to resume the already successful advertising and marketing campaigns we used before. Thanks to a high conversion rate and good margins - the money set aside for marketing will yield a good return which further will strengthen our cash reserves from profits of units sold.

As part of our marketing budget - we plan on using some of the funds to further promote this crowdfunding campaign in order to raise more money.

For working capital, we want to allocate a $10,000 'buffer' for miscellaneous expenses or unforeseen costs within the first 1-2 months during the raise.

Once we lift the investment limit from $107,000 to $1.07M, the various budget allocations here will be adjusted.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salaries to employees or contract freelancers. Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.staybl cam.com in the Investors area labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StayblGear LLC

[See attached]

STAYBLGEAR LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
15 October 2017

STAYBLGEAR LLC
Index to Financial Statement
(unaudited)

CONTENTS

I, Eskil Nordhaug, the Principal Executive Officer of StayblGear LLC, hereby certify that the financial statements of StayblGear LLC and notes thereto for the periods ending 2015 and 31 December 2016 included in this statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $949,032; taxable income of $26,889 and total tax of $3,801.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th of October 2017 (Date of Execution).

Eskil Nordhaug (Signature)

CEO (Title)

10/15/2017 (Date)

BALANCE SHEETS

AS OF AND FOR THE YEAR ENDED 31 December 2016 (Unaudited)

ASSETS			LIABILITIES		
Cash	$	15 000	Accounts payable	$	39 300
Inventories	$	8 050	Long-term Liabilities		
Tools and equipment	$	36 755	Long term debt	$	18 585
			OWNER'S EQUITY		
			Retained Earnings	$	1 920
TOTAL	$	59 805	TOTAL	$	59 805

AS OF AND FOR THE YEAR ENDED 31 December 2015 (Unaudited)

ASSETS			LIABILITIES		
Cash	$	90 000	Accounts payable	$	-
Inventories	$	-	Long-term Liabilities		
Tools and Equipment	$	22 545	Long term debt	$	-
			OWNER'S EQUITY		
			Retained Earnings	$	112 545
	$	112 545		$	112 545

Profit & Loss Statement, 2015

Profit & Loss Statement		
for the period 1 January 2015 to 31 December 2015		
Income		
Sales	$ 248 515	
Services		
Other Income		
Total Income		**$ 248 515**
Expenses		
Cost of goods sold	$ 210 907	
Advertising	$ 2 650	
Legal fees	$ 7 034	
Utilities	$ 1 200	
Hire of Equipment		
Travel	$ 3 535	
Supplies and other costs	$ 16 400	
Postage & Printing		
Subscriptions	$ 4 272	
Wages & Oncosts	$ 2 788	
Total Expenses		**$ 248 786**
Profit / (Loss)		**$ (271)**

Profit & Loss Statement, 2016

Profit & Loss Statement		
for the period 1 January 2016 to 31 December 2016		
Income		
Sales	$ 949 032	
Services		
Other Income		
Total Income		**$ 949 032**
Expenses		
Cost of goods sold	$ 207 609	
Advertising	$ 329 575	
Refunds	$ 53 995	
Legal fees	$ 1 450	
Loan payments	$ 63 763	
Utilities	$ 12 852	
Travel	$ 200	
Supplies and one time purchases	$ 17 605	
Postage & Fulfillment	$ 122 285	
Subscriptions	$ 16 219	
Wages	$ 96 590	
Total Expenses		**$ 922 143**
Income Before Taxes		**$ 26 889**
(Less Taxes)	$ 3 801	
Profit / (Loss)		**$ 23 088**

STATEMENTS OF CASH FLOWS

Statement of Cash Flows

	2016	2015
Cash at beginning of year	16 145	15 000
Operations		
Cash receipts from		
Customers	949 032	248 515
Other Operations	0	0
Cash paid for		
Inventory purchases	(207 609)	(210 907)
General operating and administrative expenses	(514 190)	(17 275)
Wage expenses	(96 590)	(2 788)
Refunds for delayed shipments	(35 000)	0
Income taxes	(3 801)	0
Net Cash Flow from Operations	91 842	17 545
Investing Activities		
Cash receipts from		
Sale of property and equipment	0	0
Collection of principal on loans	0	0
Sale of investment securities	0	0
Cash paid for		
Purchase of property and equipment	(17 605)	(16 400)
Making loans to other entities	0	0
Purchase of investment securities	0	0
Net Cash Flow from Investing Activities	(17 605)	(16 400)
Financing Activities		
Cash receipts from		
Issuance of stock	0	0
Borrowing	(18 585)	0
Cash paid for		
Repurchase of stock (treasury stock)	0	0
Repayment of loans	(63 763)	0
Dividends	0	0
Net Cash Flow from Financing Activities	(82 348)	0
Net Increase in Cash	**(8 111)**	**1 145**
Cash at End of Year	8 034	16 145

NOTES

NOTE 1 – NATURE OF OPERATIONS

STAYBLGEAR LLC was formed on 18 June 2014 ("Inception") in the State of Washington. The balance sheet of STAYBLGEAR LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

STAYBLGEAR LLC manufactures and sells consumer grade video stabilizers and mobile videography equipment via online and offline retail channels. The company's flagship product, the StayblCam, is a patented video stabilizers for smartphones and other compact cameras, with unique functionality such as being collapsible, waterproof, and extendable (telescopic).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from StayblCam, and StayblCam product line transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a "Limited Liability Company (LLC)". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

As of the signed date of this document (pre-raise), there are currently 2,000,000 issued Class A Member Units.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 1st 2017 through October 20th 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

StayblGear is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

StayblGear

A Video Stabilizer Unlike Any Other!

Small OPO · Phoenix, AZ · Consumer Products
Accepting International Investment



No More Shaky Videos!

The ***StayblCam*** is a unique video stabilization tool for smartphones, action cameras, and 360/VR cameras - working like a natural extension of your arm (unlike built-in phone stabilization).

The massive mobile and video accessory space is growing rapidly – with nearly **3 Billion users** worldwide **actively using their phone to record video**. The action camera market alone **exceeds 8 Million** devices. [1]

While various types of smartphone / action-camera stabilizers do exist – the market is still hungry for **non-electronic, battery-free, waterproof and rugged stabilizers that are easier to operate**. Built-in 'stabilization' features in modern phones can only compensate for so much vibration and shaking – ensuring a continuous, rising demand for better mechanical video stabilizers.

Because of its patented and proprietary design - the telescopic StayblCam

provides a very easy way for both amateurs and videographers to get creative **at any angle** - all the while capturing the action with smooth image stability.




StayblCam™







Unlike electronic gimbal stabilizers, the StayblCam does **not** rely on batteries - and was built rugged and waterproof - enabling it to handle demanding environments and usage. Many competing stabilizers are pricey, fragile, clunky and take time to get used to - while the StayblCam is always **ready to go within seconds** - easy to use for all ages!

The StayblCam is the brainchild of inventor and veteran entrepreneur Eskil Nordhaug, who successfully launched it on Kickstarter in May 2014, at the time **raising over $123,000 from 1200+ backers**. Praised by both critics and users ever since – tens of thousands of customers from more than 75 countries already love and use the StayblCam, and the brand has attracted the attention of several big partnership and wholesale opportunities.

Reaching **over $230,000 in monthly sales**, the company faced overwhelming demand and now want to scale up bigger than ever. With the help of investors through equity crowdfunding, the company's goal is to become the leading household name in consumer video stabilization and innovative video-centric consumer products. With **your** support – we will eventually grow into an acquisition target for one of the large players in this space.

Join us today – and become part of our exciting adventure!


High Margins / ROI
Realistic Forecasts
Clear Exit Strategy
Huge Global Market
Solid Partnerships
Intellectual Property
Otter

<u>Investment</u>

$1 / Class B Member unit | When you invest you are assuming the company's future value will reach $2.1 Million.

<u>Investor Perks</u>

$1,000+ If you invest $1,000 or more, you will receive a lifetime 10% store discount on all future purchases at StayblCam.com (excluding volume/bulk orders exceeding 5 or more of the same item)

$2,500+ If you invest $2,500 or more, you will receive the perk above, plus a free StayblCam and accessory pack.

$5,000+ If you invest $5,000 or more, you will receive the perks above, plus a free StayblCam 1X, and StayblCam 3x stabilizer.

$10,000+ If you invest $10,000 or more, you will receive the perks above, and access to personal phone or Skype calls with CEO and StayblCam inventor Eskil Nordhaug.

$25,000+ If you invest $25,000 or more, you will receive all of the above, plus access to annual investor meetings, and personal dinner meetings with CEO and inventor Eskil Nordhaug. Get VIP exclusive, first looks into the future products we are patenting and developing in the VR and mobile accessory space at our Scottsdale, Arizona office.

**All perks occur after the offering is completed*

[1] Source: CNBC / IHS Market Study, January 2017

"An amazing camera stabilizer that lets you record professional looking video at any angle..."




KEEP ON




FOCUS
FOOTAGE

The StayblCam - A *Videography Tool* Like NO Other!

We believe the StayblCam is the ***only*** video stabilizer of its kind, allowing anyone anywhere to create **professional looking - steady videos on a budget**. It can do things that more expensive gimbal stabilizers cannot do, and its patented design is also collapsible and waterproof - **another first in the video stabilizer market**. The StayblCam provides a very easy way for both amateurs and videographers to get creative at any angle - all the while capturing the action with smooth image stability. Unlike electronic gimbal stabilizers, the StayblCam does **not** rely on batteries - and was built rugged and waterproof - enabling it to handle demanding environments and use. Many of its competitors are clunky and take time to adjust - while the StayblCam is always ready to go within seconds - easy to use for all ages!



- **Unlike competing stabilizers** - also works with ALL action cameras, point and shoot cameras, and many 360 / VR cameras (see video)!
- Very **easy** to use
- Wide range of flexibility (1" off ground to 3 feet above head)
- **Non-electronic** = Endless hours of operation
- **Collapsible**, portable, and **waterproof**
- Can be mounted to a tripod **and hold other accessories**
- Way **more affordable** for most - priced at just $74.95

Fully Patented, and Made in USA

The StayblCam is protected by both a design and a utility patent (USPTO patent numbers **29.504.604** and **14.620.014**).
We are also proud to produce the StayblCam in the USA.

UNITED STATES PATENT AND TRADEMARK OFFICE
uspto
US Patent 14/620,014
US Patent 29/504,604
Proudly Made in USA



"The StayblCam is the ONLY Stabilizer Also Compatible with 360-degree and VR Cameras"

StayblCam - White and Black Colors Available



StayblRig for the Otterbox uniVERSE Case System




ROUNDED EDGES
Quickly store away on the go
COMFORTABLE HANDLE
PORTABLE
"NO SLIP" GRIP
12" (28cm)
1.75"
(48 mm)
15 oz
(425 g)
44" (112 cm)
1/4" TRIPOD SCREW
MOUNT ANY CAMERA
SOLID CONSTRUCTION
WIDE RANGE

High Quality Packaging

Rigid box, featuring five languages and magnetic locking mechanism - ideal for storage. Additionally, the boxes ships to us flat-packed from the printer, reducing shipping cost to the manufacturer.


StayblCam
VIDEO STABILIZER
SHOOT PROFESSIONAL LOOKING, STEADY VIDEOS - EVERY TIME!
Simple and Easy to Use
FOR MOBILE PHONES & COMPACT CAMERAS

Inspiring Video Creativity

Get creative at new and unique angles no other stabilizer can reach. The StayblCam really allows you to record videos in ways that were previously impossible. Imagine filming little children, and having your smartphone look UP towards them (from the floor level) while they are walking around! Or - record your cat or dog while they're playing, and see the world from their point of view. All of this is not only possible - but EASY to do, with the StayblCam.


3 feet
(91 cm)
"A truly unique video stabilizer that lets anyone record smooth and steady video at any angle - with their iPhone, smartphone, GoPro, and more!"
stayblcam
@stayblcam
StayblCam
StayblCam.com

Fully Compatible with Many Camera Types

Unlike our competitors - the StayblCam can handle them all


Smartphones
Point & Shoot Compacts
NOT supported by competitors
Action Cameras
(Standard shape)
Action Cameras
(Alternative shapes)
NOT supported by competitors
360 and VR Cameras
NOT supported by competitors

DSLR Camera Support: We have also been working on supporting heavier DSLR cameras for the StayblCam, and this will be released as an accessory kit in 2018. We already have a long waiting list of customers awaiting to order this when available.

What sets the StayblCam apart?

Extreme Flexibility



Waterproof & Rugged



Portable & Affordable



More Value for Your Money than What Competitors Offer

Priced affordably for most consumers at just $74.95 USD, the StayblCam offers more value for money than its competitors.



✓ **BUDGET RANGE ($9 - $19)**
Typically just a basic grip handle with a mount on top of it – sold as "stabilizers"
Simplified solutions that can't really be considered competing products.



✓ **MID RANGE / MECHANICAL ($49 - $150)**
Bar- and rail-type stabilizers such as the GlideCam, based on user-adjusted balancing of removable/movable screws and counterweights.
PROS: Some models can be used for both DSLRs as well as phones and action cameras

CONS: Clunky and not well suited for compact travel, prone to off-balance in windy conditions, takes time to readjust and set up whenever switching devices



✓ **ELECTRONIC ($150 - $400+)**
Typically 2-axis or 3-axis motorized, battery-driven "gimbal" stabilizers.
PROS: Can produce a very smooth image, high 'cool' factor, fairly simple to use with some practice

CONS: Higher price, limited to 2-3 battery life, vulnerable to water damage, fragile if dropped. Typically only designed for use with EITHER smartphones OR action camera – not both, and rarely if ever for 360 / VR cameras.

Why should you invest?

High Margins / ROI



Realistic Forecasts



Clear Exit Strategy



Huge Global Market



Solid Partnerships

Intellectual Property



Our marketing campaigns were profitable from day one, converting at **7-9% from Facebook traffic**, and **4% overall** from all traffic to our highly optimized website. With an average order value of **$120**, customer acquisition cost of just **$25**, and a **9% re-order rate** from satisfied customers - we have **already proven our business to be sustainable and profitable**. Additionally, our product profit margin will be further improved with higher volume production.

The **massive worldwide growth** in video content creation and access to various devices and cameras, combined with our own track record of sales gives us realistic data to project our sales and revenue growth for the next 12-36 months. Combined with our **existing and upcoming unique patents**, the company will become an **acquisition target** for a major player in the consumer electronics market within the next year or two. It's not uncommon for acquisitions of mass-market, proprietary patent companies to get acquired. For you as an investor, this means you will not only see a **growth in value** - but also a significant percentage return in the not too far future. For instance, once the company's valuation reaches $15M, the value for an investor in this round will have increased more than 380%.

Scroll down to learn more about the forecasts, exit strategy, market size, partnerships, and opportunities..

Market Size and Opportunities



64%
of world population uses mobile phone for video and photo
22% Action Camera Market GROWTH RATE
35% 360 + Virtual Reality Market GROWTH RATE
4 BILLION MOBILE PHONES
10 MILLION ACTION CAMERAS
400 HOURS OF VIDEO UPLOADED TO YOUTUBE.. ..EVERY MINUTE

Smartphone Market

In 2016, there were well over 4 Billion smartphones in the world. Within the next three years (by 2020), this is projected to reach 6 Billion devices. (*Source: CNBC / IHS Market Study, January 2017*). **64%** of smartphone users worldwide **actively use their device for video and photography** - with an increasing emphasis on using such devices for personal and professional video usage. by 2020, the market for mobile video accessories will have reached well over **3.5 Billion users**.

Action / Compact Camera Market

The action camera market, dominated by GoPro and similar devices, is also growing rapidly. The worldwide action camera market grew 44% in 2014 alone, reaching 7.6 million units in 2015. (*Source: FutureSource Consulting, 2015*). By 2016, that number had reached **10 Million units worldwide**.

Furthermore - research firm Global Market Insights expects the size of the global action camera market to grow at a compound annual **growth rate of more than 22% between 2016 and 2023** (*Source: USA Today / Global Market Insights, May 2017*)

360 and Virtual Reality Camera Market


StayblCam™
SAMSUNG
Gear 360

According to FutureSource Consulting, cameras capable of taking 360-degree and VR (virtual reality) videos will grow to 14% of the camera market by 2019. The global 360-degree camera market is expected grow at a compounded annual growth rate of close to 35% during the period 2016-2020, according a recent report from Technavio.

"*The **growth of the global 360-degree camera market** is driven by the growing popularity of virtual reality technology. The increased penetration of VR headsets is going to increase the addressable market for 360-degree cameras,*" says Ujjwal Doshi, a lead analyst at Technavio for consumer electronics research.

Demographics - Who are our customers?

The StayblCam is suited just as well for amateur videographers as it is for the business and professional market. This because it is **low maintenance**, easily **portable/collapsible**, easy to use, and **affordable** for most. Our customers are all ages - 60% male and 40% female - using it for personal or professional purposes, including but not limited to;

- Family and home videos
- Travel blogging and adventure experiences
- Wedding and event videos
- Amateur filmmaking, documentaries, and field journalism
- Real estate or automotive showcase and walkthroughs
- Action sports, skateboarding, snowboarding, scuba diving, etc.
- Tutorial- and instructional videos





Educational Sales

Media departments in schools and universities are expanding as more students are drawn into the world of YouTube productions, content creation, journalism, and filmmaking. We would like to explore a sales program to capture a **volume discounted StayblCam lab pack bundle** as part of core video production curriculum in collaboration with such schools.

We would also like to implement a **university promotions team at tailgate events across** the US at display tents with a promotions team doing on-site sales. This for example could lead to university bookstores stocking StayblCams for purchase by students.

Brand Ambassador Program

The company **regularly receives inquiries** from influencers, artists, or other people and organizations who are interested in becoming brand ambassadors / sponsors of the products. We maintain a detailed list of all such inquiries, which is handled by our PR and Brand Manager - who in turn communicates with all potential and existing ambassadors to ensure the relationships are mutually beneficial. The goal of the program is to **build up brand awareness** of the StayblCam product line, leading to **more exposure** and interest in the products.





Affiliate Program

We have **over 1,600 affiliates** registered in our extensive affiliate program. With an affiliate manager on our team to handle them - we are consistently working on educating and assisting our affiliates to remain engaged and active. We have auto-responders and **guides already in place** to teach affiliates how to promote the StayblCam, and come up with their own content that will spread brand awareness. We will continue to also encourage **every new customer to sign up as a new affiliate**, so they can get a bonus for referring friends or posting about the StayblCam with their own referral link on places like their social media.

Wholesale and Distribution Opportunities


ブレンボー
by StayblCam
Burenbo.com


歩いても
ブレない!
滑らかなムービーが撮れる!
スマホ用カメラスタビライザー
ブレンボーは、誰でも簡単に使えるスマホ用カメラスタビライザー。
歩いたり走ったり、動きながらの撮影でも、手ブレのない安定した映像が残せます。


調整
不要
手ブレ
なし
コン
パクト
スマホで映画のような動画撮影を
可能にする
YouTuber御用達
YouTuber
スマホ用
カメラスタビライザー
ブレンボー
by StayblCam


一般的な
カメラスタビライザー
スマホには対応してない
ブレまくり!
ブレてな～い♪
【ブレンボー】なし
【ブレンボー】あり

A long list of USA domestic, as well as international resellers have expressed strong interest in wholesale orders to distribute and resell the StayblCam. In Japan, the product has been launched under the name *Burenbo*, with its own rebranded website, and listed on Japanese marketplaces such as Rakuten and Amazon Japan (which receives **50 Million visitors monthly**). With enough inventory, this market alone is expected to count for a significant number of sales. With that, the StayblCam will also be available through Amazon in Europe, covering **an additional 50 Million visitors** monthly, with the listing translated to 5 languages.

Here are some of the other wholesalers we are in talks with:

- A large distributor for **Latin American** countries with access to large retail chains
- A distributor in **Scandinavia** with access to major chains and large independent resellers in **Norway, Sweden, Denmark**
- A Central European distributor with 620 retail stores spread across **Netherlands, Belgium, Germany, France, Switzerland, and Austria**
- A distributor with coverage of multiple retailers in **Spain** and **Portugal**
- A distributor who wants exclusive distribution rights for **Singapore**
- A distributor who wants distribution rights for **Indonesia**
- A distributor who wants exclusive distribution rights for **Estonia, Latvia**, and possibly other Eastern-EU countries
- A distributor for sporting goods and action camera outlets in **France**
- A chain of camera stores in **New Zealand**
- The largest Canon distributor in the **UAE** wants exclusive rights for **several Middle East countries**
- Various other distributors from **Dubai**, **Italy,** and **Myanmar** also wants resale rights for their respective countries

Product Line - Upsells and Accessories

Revenue per sale should increase both on the website and other places through bundling, and development of a comprehensive e-mail marketing funnel with both valuable content and upsells to maximize LCV (Lifetime Customer Value). We have already been selling quite a few different accessories on the website, but we plan on taking on more relevant and popular products as time goes on.

Some of the current accessory offerings include: StayblCam carrying case, flexible mini-tripod, gooseneck phone mount, 3-in-1 lens kit for mobile, high quality wide angle lens, Bluetooth shutter remote, lapel microphone with clip, LED light charging cable, universal mount to fit any case, and 360-degree pivoting mount.


StayblCam

Partnerships


GIROPTIC
360° experts


LUME CUBE

We have a signed agreement with **Otterbox** - the world's leading protective mobile case brand, for Otterbox to resell our StayblRig and StayblCam through their website and sales channels.

Otterbox reached out and asked us to come up with a module (StayblRig) that would work with their uniVERSE case system along with the StayblCam.

Seattle-based real estate corporation **Keller Williams** wants a co-branded StayblCam for each of their **250,000+ agents** in the US. Several other real estate agencies and independent realtors have also bought StayblCams to produce better looking walk-through videos of homes for listing. It's proven to be the ideal realtor video tool - with its portability, ease of use, and lack of the need to keep a stabilizer charged.

Giroptic raised over $1.4M on Kickstarter, and has gained a large following and interest already. The 360 camera functionality of the Giroptic Cam, combined with the handheld stability of the StayblCam – will make for really unique user-created videos.
The partnership will include cross-promotion, cross-selling, and possibly bundling of the two products.

LumeCube is the world's first 1,500 Lumen external flash and video light for GoPro, Apple iPhone, and Android smartphones. StayblCam and Lume Cube's partnership will include cross-promotion and bundled offerings with and without our StayblRig product. Combined with professional audio microphones, the LumeCube, StayblCam and StayblRig combo will become a must-have for journalists on the go.

Acquisition Target & Exit Strategy

The StayblCam and its expanding product line of patented and branded, mass market products will become an **irresistible acquisition target for a major player** in the mobile / gadget / consumer space **within the next 1-2 years**. We are positioning the brand and product line so that it fills gaps in the market where we and other companies see us covering untapped potential within price point, functionality, and convenience in this category. The company is on its way to **make StayblCam a household name** synonymous with 'better video' – the same way GoPro became a household name for 'action camera'. As we become more visible to the larger players in the camera/mobile market, we believe there is a strong likelihood that we become a target for acquisition. Large corporations in the consumer electronics space frequently look for ways to get an upper hand on their competitors, and acquisitions of **already established, branded, consumer-priced/friendly product companies with intellectual property** (such as the StayblCam) make for an easy buy-out decision as part of their long term strategy.


$10 000 000
$8 000 000

Forecast & Projections

With the funding raised in this round, the proceeds will be used almost entirely for growth in production, inventory, and marketing. We have everything ready to resume operations immediately.


$6 000 000
$4 000 000
$2 000 000
$0
2018
2019
2020

Based on our already proven sales performance, strong conversion rates, high margins, and understanding of the market - the following are conservative and realistic sales projections **in the United States alone** for the next 3 years;

- 2018: $4,850,000
- 2019: $7,280,000
- 2020: $10,700,000

Calculations for 2018 are only based on direct to consumer sales in the USA, and **NOT including** international sales, wholesale, partnership deals, upcoming products and accessories, etc.

Where We Are Now

Ever since we first began shipping the first completed units in January 2015 backed by our successful 2014 Kickstarter crowdfunding - we have been busy trying to keep up with the very high demand for the StayblCam worldwide.

Our paid advertising campaigns on Facebook and Instagram converted consistently at **7-9%**, and our average **conversion rate on the website is 4.2%** - which is a rare achievement for e-commerce sites (which typically average around 1-2%).



The StayblCam is fully covered by a design and utility patent - and proudly made in USA. The assembly and quality assurance process has undergone several stages of improvements to ensure the highest standard of quality.

In 2017 we are partnering with the world's largest case manufacturer, **Otterbox** - who will resell our unique StayblRig lighting and audio mount, and StayblCam to Otterbox customers.

Teaming up with real estate giant **Keller Williams**, who wants a StayblCam for each of their **250,000 realtors** nationwide (home showing and video walk-throughs). Several new products and accessories will also be underway to expand the product line over time - including a **DSLR compatible** StayblCam, a collapsible tripod mount, enhanced mechanical stabilization through a new and exciting licensing partnership, and much more.

The StayblCam has proven to be the type of product **that the market cannot get enough of**, and we have only scratched the surface when it comes to marketing, partnerships, and promotion efforts. In the past, our manufacturer sometimes struggled to keep up with demand - but we have overcome every challenge we have faced!

Now - we are making sure that every link of the supply chain and production is capable of taking on the demand we are seeing for sales of the product. Similarly, we are making sure that we will maintain stable and sufficient inventory at all times.

StayblCam Inventor Eskil Nordhaug

StayblCam creator, founder and **CEO Eskil Nordhaug** is what could be considered an 'internet veteran', having been online since **1992** before there were even browsers or a web. Eskil has degrees in computer science, but later found that his true passion was in marketing and product innovation. He launched his first successful e-commerce business in **2004**, which he later sold in **2008**. Since then, he has helped countless entrepreneurs and multi-Million dollar companies grow their business online. Eskil is an expert at online marketing, paid advertising, and conversion optimization - but also has a **strong passion for inventing**, and bringing new innovative ideas to life. He has been interviewed by Inc.com, foundR magazine, as well as various radio broadcasts and podcasts about his success in entrepreneurship and product development.




amazon seller central
INVENTORY
ORDERS
Sales Dashboard
Learn more
Tell us what you think of this new feature
Date
Custom
10/01/2013 – 04/04/2014
Product category
All product categories
Sales snapshot taken at April 4, 2014 2:47:56 PM PDT
Total order items
24,651
Units ordered
33,987
Ordered product sales
$722,054.62


shopify
Today's Sales
$10,439.45
↑8%
1.5k
1k
500
0
6am
12pm
6pm



Summer 2013



First prototype versions

Inventor Eskil Nordhaug builds the first prototypes in his garage from scrap wood and plastic

May/June 2014


StayblCam
KICKSTARTER

Successful crowdfunding on Kickstarter

$123,312 raised by 1257 backers, proving the world was ready for the StayblCam

January 2015



First units shipped

Manufacturing and shipping begins!

Summer 2015



Production Moved to Arizona

Molding and manufacturing moved from the original facility in California, to Phoenix, AZ

October 2015

amazon EXCLUSIVES

Launched on Amazon Exclusives

Amazon's Exclusives team saw the StayblCam and invited the company to join them as one of the first to be part of their new program

April 2016



New Packaging Revealed

The new StayblCam retail box features a clean design, five languages, a rigid box, and magnetic locking mechanism

May 2016



Advertising Campaigns Begin

With steady sales already coming in from organic traffic and word of mouth - StayblCam launches an instantly profitable PPC ad campaign

November 2016



StayblCam 1X Launched

Partnering with gimbal manufacturer WeWow, the new StayblCam 1X (a mountable, electronic stabilizer) is made available for sale

December 2016


Otter

Otterbox Partnership

Beginning of Otterbox collaboration. Development of the StayblRig exclusively for the Otterbox uniVERSE case system

January 2017


CES
Consumer Technology Association

CES show with Otterbox

The StayblCam and StayblRig were popular attractions at the Otterbox booth in Las Vegas

Meet the Founder



Eskil Nordhaug

CEO & Founder / Manager

As product developer and creator of the StayblCam - Eskil is the CEO of StayblGear - focused on growing the StayblCam product line into a worldwide recognizable brand in the consumer gadgets and electronics accessories market. Eskil has held the position of CEO and Manager since the company's launch in 2014.

And the Rest of the Team



Randy Strong

Head of Business Development

Silicon Graphic Computer Systems, Macromedia, Collaborative Media - etown.com, Hymore, IVB Network - 32 years of business and video experiences. At StayblGear, Randy is in charge of all partnership- and distributor-related communications.



Deanna Ross

PR and Brand Manager

Deanna is a masters level college graduate with over 15 years experience in client relations. Her experience includes technology, the film industry, e-commerce and more. She has implemented successful public relations and brand advocacy programs domestically and internationally.



Alec Mwali

Affiliate Manager

Alec handles our affiliates, ensuring that we follow up with them, provide them with promotional content, and marketing ideas. He has more than 5 years experience as an affiliate manager and has assisted in launching several successful campaigns.



Mary Daguro

Head of Customer Service

Mary has a Bachelor of Science in Accountancy, and more than 6 years of experience with customer service handling. She has worked for companies such as RE/MAX Realty, Citigroup, and BDO UniBank.



Manie Maragrag

Customer Service

Manie has over 6 years experience working in both technical and customer support, handling e-mail, live chat, and phone.

Offering Summary

Maximum 107,000 Class B Member Units ($107,000)

Minimum 10,000 Class B Member Units ($10,000)

Company	StayblGear LLC
Corporate Address	10645 N Tatum Blvd #288, Phoenix AZ 85028
Description of Business	StayblGear (DBA StayblCam) manufactures and sells consumer grade video stabilizers and mobile videography euqipment via online and offline retail channels
Type of Security Offered	Class B Member Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250

Investor Perks

$1,000+ If you invest $1,000 or more, you will receive a lifetime 10% store discount on all future purchases at StayblCam.com (excluding volume/bulk orders exceeding 5 or more of the same item)

$2,500+ If you invest $2,500 or more, you will receive the perk above, plus a free *StayblCam* and accessory pack.

$5,000+ If you invest $5,000 or more, you will receive the perks above, plus a free *StayblCam 1X*, and *StayblCam 3x* stabilizer.

$10,000+ If you invest $10,000 or more, you will receive the perks above, and access to personal phone or Skype calls with CEO and StayblCam inventor Eskil Nordhaug.

$25,000+ If you invest $25,000 or more, you will receive all of the above, plus a personal dinner meeting with CEO and inventor Eskil Nordhaug. Get VIP exclusive, first looks into the future products we are patenting and developing in the VR and mobile accessory space at our Scottsdale, Arizona office. Lodging and transportation not included.

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salaries to employees or contract freelancers. Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow StayblGear to get notified of future updates!

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

As we all know, trying to record stable video footage with a cell phone is easier said than done - even when we're trying our best to hold the phone steady.

Not to mention the challenge of handheld recording - without dropping your phone or camera at the worst possible time and place.

The StayblCam is the world's first video stabilizer for smart phones and compact video cameras, such as the GoPro. For the first time ever – you can record professional looking, smooth and steady video like this - with your iPhone, Android, or Windows phone!

With its revolutionary design, it allows YOU to record gorgeous looking video that looks like it was shot professionally.

To achieve this effect in big budget movies, large cameras are normally mounted to heavy shoulder harnesses on a camera operator when the cameraman follows a subject on foot.

The StayblCam however - has been designed to work with smart phones, GoPro cameras, or any other lightweight video camera.

It does NOT require any adjustments of weights, or messing around with nuts and bolts just to find perfect balance.

The StayblCam was designed to be used one-handed, and is VERY easy to use. In fact, so simple - all you have to do is pull it out, take your cell phone out of your pocket, and place it on top of the StayblCam mount. No more awkward postures or twisted wrists trying to hold your camera phone at the right angle to get that perfect shot.

Simply grab the gyroscopic handle with your thumb and index finger – and let your other fingers fully control the tilt, angle, and motion of your camera.

The StayblCam opens up a whole new world of possibilities for video recording. Using only your smart phone, and the StayblCam - you can capture everyday moments and make them look like they were shot professionally.

Anything from video vlogs, weddings, and vacation videos – to baby's first steps, sports and activities – the videos you shoot with the StayblCam are sure to impress anyone.

The flexible design allows you to get steady shots from new angles - never before possible!

Just use the StayblCam upside down, and record all the action - and see the world through the eyes of your pets or small children.

Unlike holding your phone camera with your bare hands, the StayblCam's ergonomic handle feels natural and doesn't strain your wrists.

Made from hard, impact-resistant polymer plastic - and a very durable and sturdy aluminum construction - the waterproof StayblCam is up for handling the toughest jobs.

With a closed-cell foam grip, the cell phone mount grips onto your phone and makes sure it doesn't fall out even when you're recording upside down!

The mount has been engineered to fit iPhones, Android phones, and almost any other smart phone on the market.

Thanks to its unique design, putting away the StayblCam after use is as simple as collapsing an umbrella. Just push it together for storage - or pull it apart again for your next big shoot!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR StayblGear LLC (doing business as "StayblCam")

A LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

1.1 **FORMATION**. The Member(s) have formed a Limited Liability Company ("Company") according to the laws of the state in which the Company was formed. This operating agreement is entered into and effective as of the date it is adopted by the members.

1.2 **REGISTERED AGENT**. The name and location of the Company's registered agent will be stated in the company's formation documents.

1.3 **TERM**. The Company will continue perpetually unless,

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) Any event which causes the Company's business to become unlawful; or

(c) The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or

(d) Any other event causing dissolution of the Company under applicable state laws.

1.4 **CONTINUANCE OF COMPANY**. In the event of an occurrence described in ARTICLE 1.4(c), if there are at least two remaining Members, those Members have the right to continue the business of the Company. This right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in ARTICLE 1.4(c). If not exercised, the right of the Members to continue the business of the Company will expire.

1.5 **BUSINESS PURPOSE**. The Company will conduct any lawful business deemed appropriate in carrying out the company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS**. The Company's principal place of business will be stated in the formation documents, or as selected by the Managers.

1.7 **THE MEMBERS**. The name and residential address of each member is listed in Exhibit 2 attached to this Agreement.

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Additional members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this agreement.

ARTICLE II
Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members will initially contribute capital to the Company, as described in Exhibit 3 attached to this Agreement.
.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member will be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis.

3.2 **DISTRIBUTIONS**. The Manager and/or Members will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company or liquidation of a Member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b) (2). To the extent a Member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1 **MANAGEMENT OF THE BUSINESS**. The Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended, may vote to elect a Manager or Managers. One manager will be elected by the Members as Chief Executive Manager. The Manager(s) may be a Member or Non-Member. The name and residential address of each Manager is attached as Exhibit 1 of this Agreement.

4.2 There will be two classes of Members. The initial "Class A Members" are as set forth on Exhibit "A." There shall be no initial "Class B Members."

(A) "Membership Interest" shall mean a Member's entire interest in the Company including the Units such Member owns, the Economic Interest associated with such Units, the right to Vote associated with such Units, and such other rights and privileges that the Member may enjoy by being a Member.

(B) Class A Members will hold Class A Membership Interests. Class A Membership Interests will be entitled to vote on all matters presented to the Company's Members for approval.

(C) Class B Members will hold Class B Membership Interests. Class B Membership Interests will not be entitled to vote on matters presented to the Company.

4.3 **MEMBERS**. The liability of the Members will be limited according to state law. Members that are not Managers will take no part in the control, management, direction, or operation of the Company's affairs and will have no power to bind the Company in legal agreements. The Managers may seek advice from the Members, but need not follow such advice. No Member is an agent of any other Member of the Company, solely by reason of being a Member.

4.4 **POWERS OF MANAGERS**. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business.

The Managers are further authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs.

4.5 **CHIEF EXECUTIVE MANAGER**. The Chief Executive Manager has primary responsibility for managing the operations of the Company and for carrying out the decisions of the Managers.

4.6 **NOMINEE**. Title to the Company's assets must be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.7 **COMPANY INFORMATION**. The Managers must supply information regarding the company or its activities to any member upon his or her request. Any Member or their authorized representative will have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. Access and inspection of information will be at the requesting Member's expense.

4.8 **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members, if done in good faith to promote the best interests of the Company, will not subject the Managers to any liability.

4.9 **INDEMNIFICATION**. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

4.10 **RECORDS**. The Managers must keep the following at the company's principal place of business or other location:

(a) A current list of the full name and the last known street address of each Member;

(b) A copy of the Company's Certificate of Formation and Operating Agreement and all amendments;

(c) Copies of Company's federal, state and local income tax returns and reports, if any, for the three most recent years;
(d) Copies of the Company's financial statements for the three most recent years, if any.

ARTICLE V
Compensation

5.1 **MANAGEMENT FEE**. Any Manager rendering services to the Company is entitled to compensation proportionate with the value of those services.

5.2 **REIMBURSEMENT**. The Company must reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI
Bookkeeping

6.1 **BOOKS**. The Managers will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The managers may select the method of accounting and the company's accounting period will be the calendar year.

6.2 **MEMBERS' ACCOUNTS**. If the Manager decides to allow distributions as stated in Article III, 3.2, the Manager will maintain separate capital and distribution accounts for each member. Each member's capital account will then be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

(a) Any additional capital contribution made by the member;

(b) Credit balances transferred from the member's distribution account to his or her capital account;
and decreased by:

(a) Distributions to the member in reduction of Company capital;

(b) The Member's share of Company losses if charged to his or her capital account.

6.3 **REPORTS**. The Managers will close the books of account after the close of each calendar year and will prepare and send to each member, a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

7.1 **ASSIGNMENT**. If a Member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the Company, that Member must first make a written offer to sell his or her interest to the other Members at a price determined by mutual agreement. If the other Members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

ARTICLE VIII
Dissolution

9.1 **DISSOLUTION.** The Member(s) may dissolve the company at any time. The Member may NOT dissolve the company for a loss of membership interests. Upon dissolution the company must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Members interests. The dissolution may only be ordered by the Member(s), not by the owner of the Members interests.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR StayblGear LLC

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of __ pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3 (if any), the Operating Agreement of STAYBL GEAR LLC, adopted by the members as of 24th, AUG 20 17 .

Class "A" Members:

Eskil Nordhaug
Signature

ESKIL NORDHAUG
Printed name

Class "B" Members:

____
Signature

____
Printed name

EXHIBIT 1

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

ESKIL NORDHAUG, CEO
Printed Name
Chief Executive Manager

16614 N 55TH PL
SCOTTSDALE AZ 85254
Address

N/A
Printed Name
Title: N/A

Address

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 24 day of AUGUST, 2017

Eskil Nordhaug
Signature of Member

ESKIL NORDHAUG
Printed Name

N/A
Signature of Member

N/A
Printed Name

EXHIBIT 2

LISTING OF MEMBERS (Class A and B Members)

As of the 24 day of AUGUST, 20 17 the following is a list of Members of the Company:

Name ESKIL NORDHAUG

Class A Member Units: 2,000,000

Address 16614 N 55TH PL, SCOTTSDALE AZ 85254

Name N/A

Class B Member Units: (NONE OUTSTANDING as of ____________)

Address N/A

Authorized by Member(s) to provide Member Listing as of this 24 day of AUG 2017

EXHIBIT 3

CAPITAL CONTRIBUTIONS (IF APPLICABLE)

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $ __________________ . The description and each individual portion of this initial contribution is as follows:

____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________
____ $____________

SIGNED AND AGREED this __________ day of _____, 20___

___________________________ ___________________________
Member Member

___________________________ ___________________________
Member Member